Filed Pursuant to Rule 424(b)(3)
Registration No. 333-114438

PROSPECTUS

WHITE ELECTRONIC DESIGNS CORPORATION

Common Stock

746,445 Shares

     Mahasen Samaravijaya, Edith Arrowsmith, John C. Shaw, David T. Johnson Profit Sharing Plan & Retirement Trust, Joe R. Atchison, James Atchison, Wayne Parkinson, Catherine & Glenn Lhost, Barry Ebert, Ron D. Huston, A.F. Schaffer, Cynthia Avery, and Jeannie Stearns are offering to sell up to 577,595 shares of our common stock we issued to them in connection with our acquisition of Interface Data Systems, Inc. in January 2003. In addition, Mahasen Samaravijaya is offering to sell up to 168,850 shares of our common stock issuable pursuant to a warrant we also assumed in connection with our acquisition of Interface Data Systems, Inc. See “Selling Shareholders.” The selling shareholders may sell some or all of the common stock to new purchasers through ordinary brokerage transactions, directly to market makers of our common stock, or through any of the other means described in the section entitled “Plan of Distribution” beginning on page 15.

     The selling shareholders will receive all of the proceeds from the sale of the common stock, less any brokerage or other expenses of sale incurred by them. We will not receive any of the proceeds from the sales by the selling shareholders. We are paying for the costs of registering the resale of the shares held by the selling shareholders.

     Our common stock is traded on the Nasdaq National Market under the symbol “WEDC.” On April 12, 2004, the last reported sale price for the common stock on the Nasdaq National Market was $8.01 per share.

     Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors included in the section entitled “Risk Factors” beginning on page 4. You should be prepared to accept any and all of the risks associated with purchasing the shares, including a loss of your entire investment.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2004.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. The common stock is not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

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PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and related notes included in this prospectus and otherwise incorporated by reference. This prospectus contains forward-looking statements that speak only as of the date they are made and involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors including those described under the heading “Risk Factors” and elsewhere in this prospectus. All references to “we,” “our,” “us,” “WEDC” and the “Company” refer to White Electronic Designs Corporation and its direct and indirect subsidiaries. References to “Interface Data Systems” or “IDS” refer to Interface Data Systems, Inc., a company we acquired in January 2003.

Our Company

     We design, develop and manufacture innovative microelectronic and display components and systems in high technology products for military/industrial and commercial markets. Our microelectronic solutions include advanced semiconductor and state of the art multi-chip packages, as well as our proprietary process for applying anti-tamper security coating to mission critical semiconductor components used in military applications. Our display solutions include enhanced flat panel display products, interface devices and electromechanical assemblies. Our customers, which include military prime contractors in the United States and Europe as well as commercial original equipment manufacturers, outsource many of their microelectronic and display components and systems to us because of the combination of our design, development and manufacturing expertise.

     In order to complement our military/industrial display business, we acquired Panelview, Inc. (“Panelview”) in January 2001. Panelview was a designer and manufacturer of enhanced commercial flat panel display products. Following the acquisition, we consolidated our display operations into our Panelview subsidiary.

     In January 2003 we acquired Interface Data Systems (“IDS”), a designer and manufacturer of membrane keypads, flexible circuits, sensors, control panels, and handheld and desktop electronic devices. This acquisition allowed us to expand our interface device product offerings and enhance our subsystem solutions. In addition, with IDS’ design and manufacturing capabilities we can offer fully integrated system level solutions.

     In September 2003, we substantially completed the consolidation of the manufacturing operations of our commercial memory microelectronic products from our facility in Marlborough, Massachusetts to our recently acquired IDS facility and our high-reliability facility in Phoenix, Arizona.

     Our principal executive offices are located at 3601 E. University Drive, Phoenix, Arizona 85034. Our telephone number at that location is (602) 437-1520. Our website can be accessed at www.whiteedc.com. Information contained in our website does not constitute part of this prospectus. We are incorporated in the state of Indiana.

The Offering

Common Stock offered by the selling shareholders	746,445 shares

Use of proceeds.	We will not receive any proceeds from the sale of the shares in this offering.

NASDAQ National Market Symbol.	WEDC

BUSINESS

     White Electronic Designs designs, develops, and manufactures innovative microelectronic and display components and systems in high technology products for military/industrial and commercial markets. We have two primary businesses.

     Microelectronic Business

     Our microelectronic business, which accounts for approximately 54% of our sales, packages semiconductor products mainly for memory storage. Our products are sold to military prime contractors and commercial OEMs in the aerospace, defense, military equipment, computer networking, and telecommunications industries. Certain industries require these semiconductor parts to pass specific qualifications due to the application requirements for those products. A commercial grade product generally meets the standard of industries such as the consumer electronic, computer networking, and telecommunications industries. Higher performing products, also known as high-reliability products, are needed in certain industries, such as aerospace, defense, and military equipment, and are often referred to as “military” products. Military products are designed to meet more stringent standards and are resistant to adverse conditions, such as high and low extreme temperatures. High-reliability products can also be used in industrial applications where products are exposed to harsh conditions. Our microelectronic segment also includes our anti-tamper security coating for mission critical semiconductor components in military applications.

     We address both military and commercial market opportunities with advanced semiconductor packaging and microelectronic modules and assemblies. Our microelectronic products generally provide our customers with the following advantages over standard technology:

•	significant space savings and size advantages;

•	improved power performance; and

•	improve component compatibility.

     In addition, we are one of a limited number of licensees for anti-tamper technology for microelectronic products, and have developed a proprietary process for applying anti-tamper security coating for mission critical semiconductor components in military applications.

     Display Business

     Our display business serves a number of markets with products and solutions that are incorporated into global positioning systems, home appliances, consumer electronics, medical devices, outdoor displays, military avionics, and various military applications. Our display segment manufactures enhanced viewing liquid crystal displays, interface devices, and electromechanical assemblies. Enhanced viewing liquid crystal displays can be either ruggedized or commercial. Ruggedized displays are manufactured to perform in harsh environmental conditions, while commercial display products offer greater viewing performance than off-the-shelf displays, but are not designed for harsh environmental conditions. Interface devices include electromechanical components and instrument packages that can consist of ruggedized keyboards, aircraft trim panels, rotating devices, mechanical packages, membrane keypads, silver flexible circuits, graphic overlays, control panels, and keypad/controller assemblies.

     Our display solutions include enhanced flat panel display products, interface devices, and electromechanical assemblies. We enhance standard flat panel displays using patented, proprietary, and commercially available technology. Our enhanced display products offer several benefits, including:

•	increased visibility in bright light conditions;

•	ability to withstand heavy vibration and extreme temperatures; and

•	expanded viewing angles.

Additionally, we combine various display, keyboard, and other components and their supporting electronics into fully integrated solutions for our customers.

     We were incorporated in Indiana in 1951. On October 26, 1998, Bowmar Instrument Corporation merged with Electronic Designs, Inc. In connection with the merger, Bowmar changed its name to White Electronic Designs Corporation. Our principal executive offices are located at 3601 E. University Drive, Phoenix, Arizona 85034. Our telephone number is (602) 437-1520. Our website can be accessed at www.whiteedc.com. Information on our website does not constitute a part of this prospectus.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

     On January 22, 2003, the Company completed the acquisition of IDS for a purchase price of approximately $18.6 million which included a cash payment of $9.0 million; 577,595 shares of the Company’s common stock valued at $4.6 million; the issuance of 639,097 of the Company’s stock options and warrants with a value of $4.5 million in exchange for all of IDS’ vested and unvested stock options and warrants outstanding as of the acquisition date; and $0.5 million of acquisition costs. The Company accounted for the acquisition of IDS as a purchase business combination.

     The accompanying unaudited pro forma combined statement of income for the year ended September 27, 2003 gives effect to the above acquisition as if it had occurred as of September 29, 2002. The unaudited pro forma combined statement of income is included only for purposes of illustration, and it does not necessarily indicate what the financial condition or operating results would have been if the acquisition of IDS by the Company had been completed on the date indicated.

     The unaudited pro forma combined statement of income set forth below should be read in conjunction with the notes to the unaudited pro forma combined statement of income, and the Company’s historical consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 27, 2003.

	Year ended					Unaudited
	September 27, 2003		Pro Forma			Pro Forma
In thousands of dollars except share and per share data	White	IDS	Adjustments			Combined
Net sales	$113,534	$7,233	$—			$120,767
Cost of sales	74,847	6,035	(180)	(a	)	80,702

Gross profit	38,687	1,198	180			40,065

Expenses:
Selling, general and administrative	16,607	1,973	(45)	(a	)
			8	(b	)	18,543
Research and development	6,015	302	(10)	(a	)	6,307
Amortization of intangible assets	1,106	—	211	(c	)	1,317

Total operating expenses	23,728	2,275	164			26,167

Operating Income	14,959	(1,077)	16			13,898
Interest expense	88	123				211
Interest income	(250)	(5)				(255)

Income (loss) before income taxes	15,121	(1,195)	16			13,942
Provision (benefit) for income taxes	4,971	(357)	5	(d	)	4,619

Net income (loss)	$10,150	$(838)	$11			$9,323
Earnings per share - basic (e)	$0.48					$0.43

Earnings per share-diluted (e)	$0.44					$0.40

Weighted average number of common shares and equivalents:
Basic	21,320,307		182,482			21,502,789
Diluted	22,920,209		182,482			23,102,691

(a)	Represents a reduction in the depreciation of IDS property, plant and equipment based on the fair value adjustments of such assets, as well as the impact relating to revisions of the remaining useful lives of such assets.

(b)	Represents expense relating to amortization of unearned compensation attributable to unvested IDS’ options assumed at the date of acquisition.

(c)	Represents the effect of increasing amortization of acquired identified intangible assets.

(d)	Represents the aggregate pro forma income tax effect of the adjustments summarized in (a) through (c) above using an annual tax rate of 33%.

(e)	Unaudited pro forma combined earnings per share — basic, and diluted, have been adjusted to reflect the issuance of 577,595 shares of White Electronic Designs common stock in exchange for the outstanding shares of IDS common stock as of September 29, 2002.

RISK FACTORS

     The shares of our common stock offered by this prospectus are speculative and involve a high degree of risk of loss. Before making an investment, you should carefully read this entire prospectus and the information incorporated by reference and consider the following risks and speculative factors.

Risks Relating to Our Business

We are dependent on sales to defense related companies for a large portion of our net sales and profits, and changes in military spending levels and patterns could negatively affect us.

     Our current orders from defense related companies account for a material portion of our overall net sales. Military sales accounted for approximately 51% of our overall sales for the three months ended January 3, 2004, 47% of our overall sales in fiscal year 2003 and 54% of our overall sales in fiscal year 2002. Military spending levels depend on factors that are outside of our control. Reductions or changes in military spending could have an adverse effect on our sales and profits. In addition, the United States defense industry is moving toward the purchase of commercial off-the-shelf products rather than those designed and manufactured to higher military specifications. To the extent that our products are substituted with commercial off-the-shelf products, our operations would suffer. Even if military spending continues to increase, shifts in military spending away from high technology programs to areas that we do not supply, such as personnel and infrastructure, would also negatively affect our sales and profits.

We acquired IDS in 2003, and we may make other acquisitions; we cannot assure you that any acquisition will be successful.

     We are looking for strategic opportunities to grow and diversify our product offerings through acquisitions. In this regard, we completed the acquisition of IDS in January 2003. Your evaluation of our business and prospects may be difficult because of our limited operating history with IDS. There can be no assurance that we will be successful in integrating the operations of IDS, identifying other appropriate candidates, or integrating products and operations of any such candidates which we may acquire.

     Any such acquisitions could involve the dilutive issuance of equity securities and the incurrence of debt. In addition, the acquisition of IDS and future acquisitions may involve numerous additional risks, including:

•	the diversion of the attention of our management team from other business concerns;

•	risks of entering into markets or producing products where we have limited or no experience, including difficulties in integrating purchased technologies and products with our technologies and products;

•	the potential loss of key customers of an acquired company;

•	the potential loss of key personnel of an acquired company; and

•	exposure to unanticipated liabilities of an acquired company.

     Even when an acquired company has already developed and marketed products, there can be no assurance that the products will continue to be successful, that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to the acquired company or its products.

Our customers may cancel their orders, change production quantities or delay production at any time, which could materially reduce our net sales and operating results.

     We generally do not receive firm, long-term purchase commitments from our original equipment manufacturer (“OEM”) customers. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Many of our customers’ industries are experiencing a significant decrease in demand for their products and services. The generally uncertain economic condition of several of the industries of our customers has resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them, and placing purchase orders for lower volumes of products than anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers would seriously harm our results of operations by reducing our net sales. In addition, because many of our costs and operating expenses are fixed, a reduction in customer demand could harm our gross profit and operating income.

We have a highly concentrated customer base and our net sales could decline significantly if we lost a major customer.

     A large portion of our net sales has been derived from sales to a small number of our customers. Our five largest customers accounted for approximately 27% and 32% of our net sales in the three months ended January 3, 2004 and in fiscal year 2003, respectively. Our customers are not subject to any minimum purchase requirements and can discontinue the purchase of our products at any time. In the event one or more of our major customers reduces, delays or cancels orders with us, and we are not able to sell our services and products to new customers at comparable levels, our net sales could decline significantly. In addition, any difficulty in collecting amounts due from one or more key customers would negatively impact our results of operations.

We depend on military prime contractors and commercial OEM customers for the sale of our products and the failure of these customers to achieve significant sales of products incorporating our components would reduce our net sales and operating results.

     We sell substantially all of our products to military prime contractors and commercial OEMs. The timing and amount of sales to these customers ultimately depend on sales levels and shipping schedules for the products into which our components are incorporated. We have no control over the volume of products shipped by our military prime contractors and commercial OEM customers or their shipping dates, and we cannot be certain that these products will continue to incorporate our components at current levels or at all. Our business will be harmed if our military prime contractors and OEM customers fail to achieve significant sales of products incorporating our components or if fluctuations in the timing and volume of such sales occur. Failure of these customers to inform us of changes in their production needs in a timely manner could also hinder our ability to effectively manage our business.

We depend on outsourcing by commercial OEMs and military prime contractors.

     Our net sales and future growth in our net sales depend in part on outsourcing, in which we assume additional manufacturing and supply chain management responsibilities from commercial OEMs and military prime contractors. To the extent that these opportunities are not available, either because commercial OEMs or military prime contractors decide to perform these functions internally or because they use other providers of these services, our results of operations may be adversely affected.

Our failure to comply with United States government laws and regulations would reduce our ability to be awarded future military business.

     We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts, which affects our military business and may impose added costs on our business. We are subject to government investigations of our policies, procedures, and internal controls for compliance with procurement regulations and applicable laws. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including the termination of our contracts, the forfeiture of profits, the suspension of payments owed to us, fines, and our suspension or debarment from doing business with federal government agencies. Because military sales accounted for approximately 51% and 47% of our business in the three months ended January 3, 2004 and fiscal year 2003, respectively, any debarment or suspension of our ability to obtain military sales would greatly reduce our overall net sales and profits, and would likely affect our ability to continue as a going concern.

We may fail to meet expectations because our net sales, gross profits and net income are very likely to fluctuate from period to period.

     Our operating results have varied in the past and are very likely to continue to fluctuate. In connection with our business, a wide array of factors could cause our net sales, gross margins and profits to fluctuate in the future from period to period. In addition to other factors mentioned in this prospectus, primary factors that might affect our results of operations in this regard include:

•	our inability to adjust expenses for any particular quarter in response to net sales shortfalls because a substantial component of our operating expenses are fixed costs;

•	the cyclical nature of the markets in which we serve;

•	any adverse changes in the mix of products and types of manufacturing services that we provide. For example, high volume and low complexity commercial keypads have lower gross margins than high complexity microelectronic devices for defense contractors;

•	the complexity of our manufacturing processes and the sensitivity of our production costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur;

•	expenses associated with acquisitions; and

•	general economic conditions.

     As a result of any of these or other factors we could fail to achieve our expectations as to future net sales, gross profit and income from operations. Any downward fluctuation or failure to meet expectations will likely adversely affect the value of an investment in our securities. Due to the foregoing factors, it is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In such an event, the price of our common stock is likely to decline.

We have lengthy sales cycles, which increases the likelihood that our quarterly net sales will fluctuate and which may, in turn, adversely affect the market price of our common stock.

     Due to the complexity of our technology, our customers perform, and require us to perform, extensive process and product evaluation and testing, which results in lengthy sales cycles. Our sales cycles often last several months, and may last for up to a year or more. As a result of these lengthy sales cycles, our net sales and operating results may vary unpredictably from period to period. This fact makes it more difficult to forecast our quarterly results and can cause substantial variations in operating results from quarter to quarter that are unrelated to the long-term trends in our business. This lack of predictability and variability in our results could significantly harm our stock price.

Our failure to detect unknown defects in our products could materially harm our relationship with customers, our reputation and our business.

     Notwithstanding the testing that we perform on our products, defects could be found in our existing or new products. These defects could result in product liability or warranty claims. In addition, any defects found in our products could result in a loss of net sales or market share, failure to achieve market acceptance, injury to our reputation, indemnification claims, litigation, increased insurance costs and increased service costs, any of which could discourage customers from purchasing our products. Although we maintain a warranty reserve, we cannot assure you that this reserve will be sufficient to cover our warranty or other expenses that could arise as a result of defects found in our products.

Our financial results could be seriously harmed if the markets in which we sell our products do not grow.

     Our continued success depends in large part on the continued growth of various market sectors that use our products, including the following:

•	defense and aerospace equipment;

•	transportation;

•	computers and computer related peripherals;

•	medical electronics and equipment;

•	home appliances;

•	consumer electronics;

•	industrial controls; and

•	communications and networking equipment.

     Approximately 12% of our product sales for the three months ended January 3, 2004 and 12% of our product sales for fiscal year 2003 were incorporated into data and voice communications end products. The telecommunications industry has declined, and it is likely to experience additional declines for the foreseeable future. Slower growth in the other markets in which we sell our products could reduce our sales and adversely affect our business, financial condition, results of operations, and cash flows. For example, decreases in demand in the consumer electronics and home appliance industries, could negatively impact our sales and profits for our recently acquired subsidiary, IDS.

Further downturns in the industries in which we operate could reduce the value of our inventories and cause a reduction in our profits.

     Historically, we have experienced reductions in the value of our inventories due to unexpected declines in demand from a softening of the semiconductor and communications industries. Such declines in inventory valuation in the past have caused us to write down several million dollars worth of inventory, which greatly reduced our profits for the given period. In 2001, for example, we reserved, or wrote off, approximately $4.3 million in excess inventory. In the event any of the industries in which we operate suffer declines, we may be forced to write down existing inventory which could adversely affect our results of operations.

We utilize manufacturing resources in Asia, which limits our control of the manufacturing process.

     As part of our strategy to decrease manufacturing costs, we outsource some of our manufacturing requirements to strategic partners in Taiwan and China. Outsourcing, particularly with international manufacturers, carries certain risks, including:

•	the outsourcing contractors’ ability to manufacture products that meet our technical specifications and quality standards;

•	the outsourcing contractors’ ability to honor their product warranties;

•	the financial solvency, labor concerns and general business condition of our outsourcing contractors;

•	unexpected changes in and the burdens and costs of compliance with a variety of foreign laws and regulatory requirements;

•	increased chances of our intellectual property being infringed as a result of the failure of foreign governments to enforce the protection of intellectual property rights; and

•	political and economic instability in overseas locations.

We are dependent on international markets for a large portion of our purchases and sales.

     Foreign suppliers of semiconductor and display related materials are regularly threatened with, or involved in, trade disputes and sanctions. During the period between 1997 and 1999, for example, we were forced to pay high tariffs to import various semiconductor parts from Taiwan. If any trade disputes or sanctions arise that affect our suppliers, we would be unable to access critical sources of raw materials we need to produce our products or would be required to pay higher than expected costs and our business could be adversely affected.

     We anticipate that our international sales will continue to account for a significant portion of our net sales. Foreign sales accounted for approximately 19% and 26% of our overall net sales for the three months ended January 3, 2004 and fiscal year 2003, respectively. Approximately $14 million of our fiscal year 2003 sales were to approved foreign military equipment manufacturers, and if the United States Government placed restrictions on exporting military technology using our products in countries where we have customers, it could cause a significant reduction in our sales and profits.

     As a result of our dependence on international markets, a significant portion of our sales and purchases are subject to the risks of international business such as:

•	fluctuations in foreign currencies that may adversely affect the prices of our products and the prices of raw materials used in our products;

•	trade disputes;

•	changes in regulatory requirements, tariffs and other barriers;

•	the possible implementation by the United States Government of quotas, duties, taxes or other changes or restrictions upon the importation or exportation of our products;

•	the timing and availability of export licenses;

•	general political and economic conditions in the countries in which we sell our products;

•	language and other cultural differences which may inhibit our sales and marketing efforts;

•	costs of complying with a variety of laws;

•	difficulty of accounts receivable collections;

•	increased chances of our intellectual property being infringed as a result of the failure of foreign governments to enforce the protection of intellectual property rights; and

•	public health issues that could disrupt local economies.

If we are unable to retain employees with key technical expertise, or we are otherwise unable to protect our intellectual property, or if we are found to have infringed third party intellectual property rights, our financial condition and future prospects could be materially harmed.

     The products we sell from both our microelectronic segment and our display segment require a large amount of engineering design and manufacturing expertise. However, the majority of our technological capabilities are not protected by patents and licenses. We rely on the expertise of our employees, and our learned experiences in both the design and manufacture of our products. If we were to lose one or more of our key employees, then we would likely lose some portion of our institutional knowledge and technical know-how. It is possible, and it has occurred in the past, that a competitor may also learn to design and produce products with similar performance abilities as our products. If a competitor were to do so, it may result in increased competition, and a reduction in sales of our products.

     We rely on trade secret protection for most of our proprietary technology, in part through confidentiality agreements with our employees, consultants and third parties. However, if these agreements are found to be unenforceable, we may be unable to adequately protect our technology. Additionally, these parties may breach these agreements and since many agreements are made with companies much larger than us, we may not have adequate financial resources to adequately enforce our rights. Also, others may come to know about or determine our trade secrets. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

     While we are currently not aware of any claims against us for the infringement of intellectual property rights, any such claim could divert the efforts of our technical and management personnel and require us to spend significant resources to develop or otherwise obtain non-infringing technology. Any successful claim against us would likely require us to pay substantial damages or cease the use and sale of infringing products, or both.

Our business is dependent upon retaining key personnel and attracting new employees.

     Our success depends to a significant degree upon the continued contributions of Hamid R. Shokrgozar, our President, Chief Executive Officer and Chairman, as well as other senior management and key personnel. The loss of the services of Mr. Shokrgozar or any of our senior management or key personnel could adversely affect our business. We may not be able to retain these employees and searching for their replacements could divert the attention of other senior management and increase our operating expenses. Of our current executive officers, only Mr. Shokrgozar has an employment contract with us. We currently do not maintain any key person life insurance.

     To manage our operations effectively, we may need to hire and retain additional qualified employees in the areas of product design, engineering, operations management, manufacturing production and sales. We may have difficulty recruiting these employees or integrating them into our business.

Our failure to comply with environmental regulations could subject us to costs and production delays.

     We currently use limited quantities of hazardous materials common to our industry in connection with the production of our products. We must follow federal, state and local environmental laws and regulations regarding the use, handling, storage and disposal of these materials. To our knowledge, we are currently in material compliance with all federal, state and local environmental laws and regulations with respect to these materials. We could possibly be subject to fines, suspensions of production, alteration of our manufacturing processes or interruption or cessation of our operations if we fail to comply with present or future laws or regulations related to the use, handling, storage, or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. These regulations could require us to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations. Our failure to control the use, handling, storage or disposal of, hazardous substances could subject us to liabilities and production delays, which could cause us to temporarily miss our customer’s delivery schedules, thereby reducing our sales for a given period. We may also have to pay noncompliance fines or other remediation costs, which would reduce our profits.

Risks Relating to Our Industry

If we fail to control our costs in relation to decreasing selling prices, our sales and profits will decline.

     Even in the absence of cyclical conditions, the average selling prices of our products have historically decreased during the products’ lives, and we expect this trend to continue, especially with respect to sales in the commercial markets. In order to offset these average selling price decreases, we attempt to decrease manufacturing costs, and introduce new; higher priced products that incorporate advanced features. If these efforts are not successful, we will not be competitive because we will not be able to remain profitable at decreased selling prices, possibly leading to our exit from certain market sectors.

     In addition, the selling prices for certain components used in our products, particularly random access memory (“RAM”), static random access memory (“SRAM”), dynamic random access memory (“DRAM”) products and liquid crystal displays, fluctuate significantly with real and perceived changes in the balance of supply and demand for these products. Decreases in component costs can result in lower average selling prices for our competitors’ products. In the event we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices decline, our business, financial condition and results of operations will be seriously harmed. In addition, we expect our competitors to invest in new manufacturing capacity and significantly improve manufacturing yields in the future. These developments could result in an increase in supply of competitive products and result in associated downward pressure on prices.

Our financial results could be adversely affected if we fail to develop, introduce and sell new products or fail to develop and implement new manufacturing technologies.

     We operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, make required capital investments, design, develop, manufacture, market and sell services and products that meet our customers’ changing needs, and successfully anticipate or respond to technological changes on a cost effective and timely basis.

     Our sales will be reduced either through loss of business to one of our competitors, or discontinuance of our products in the market if any of the following occur:

•	we fail to complete and introduce new product designs in a timely manner;

•	we are unable to design and manufacture products according to the requirements of our customers;

•	our customers do not successfully introduce new systems or products incorporating our products;

•	market demand for our new products does not develop as anticipated; or

•	we are unable to obtain raw materials in a timely manner or at favorable prices.

     In particular, many of our display products have been developed based on products procured from Sharp Electronics Corporation. Our competitors in the enhanced display products market are investing substantial resources to develop flat panel displays using alternative technologies. If our competitors are successful in developing new products that offer significant advantages over our products, and we are unable to improve our technology, develop, or acquire alternative technology that is more competitive, we will lose business to our competitors and our sales and profits from the display segment will be greatly reduced.

     Increasing complexity in semiconductor chips makes manufacturing new generations of products substantially more difficult and costly than prior products. Ultimately, whether we can successfully introduce these and other new products depends on our ability to develop and implement new ways of manufacturing our products. If we are unable to design, develop, manufacture, market and sell new products successfully, we will lose business and possibly be forced to exit from the particular market or sector.

We depend on limited suppliers for certain critical raw materials. Our inability to obtain sufficient raw materials at favorable prices could increase our prices or otherwise harm our business.

     Our manufacturing operations require raw materials that must meet exacting standards. The most significant raw materials that we purchase are memory devices in wafer, die and component forms and active matrix liquid crystal display technology (“AMLCD”) panels. Shortages of wafers and other raw materials may occur when there is a strong demand for memory integrated circuits and other related products. AMLCD panels may also be in short supply at times. We rely heavily on our ability to maintain access to steady sources of these raw materials at favorable prices. We are highly dependent on one SRAM semiconductor manufacturer for memory devices, one major display manufacturer of AMLCD panels, and one package manufacturer of ceramic packages for military components. We do not have specific long-term contractual arrangements with our suppliers but we believe we are on good terms with our suppliers. We cannot assure you that we will continue to have access to our current sources of supply or that we will not encounter supply problems in the future. Any interruption in our supply of raw materials could reduce our sales in a given period, and possibly cause a loss of business to a competitor, if we could not reschedule the deliveries of our product to our customers. In addition, our gross margins could suffer if the prices for raw materials increase, especially with respect to sales associated with military contracts where prices are typically fixed.

     The display industry is dominated by several foreign glass suppliers. We are dependent on one of these foreign suppliers for glass. Any disruption of glass supplies from this supplier would cause us to delay deliveries to our customers, which could lead to a loss of business and reduced profits from our display segment.

Risks Relating to This Offering

The issuance of shares of our common stock in this offering may cause the market price of our stock to decline.

     Although our common stock is quoted on the Nasdaq National Market, it does not have a high average trading volume. The last reported sales price of our common stock on the Nasdaq National Market on April 12, 2004 was $8.01 per share. The 746,445 shares, including 168,850 warrant related shares, that we are offering through this prospectus represent 3% of our 24,390,390 outstanding shares of common stock (including 168,850 warrant related shares) as of March 30, 2004. After the completion of this offering, the market price of our common stock may decline in response to the introduction into a thinly traded public market for our common stock of the substantial number of additional shares that are being offered.

The market price of our common stock may drop significantly when the resale restrictions on our common stock lapse.

     Future sales of substantial amounts of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through future sales of equity securities. Upon completion of this offering, assuming exercise of the warrants, we expect to have 24,390,390 shares outstanding. In addition, our directors, officers and employees have the right to purchase up to 2,118,550 additional shares of our common stock upon exercise of outstanding options under our existing equity incentive compensation plans. An additional 1,527,782 shares of our common stock are available under these plans for future option grants. The market price of our common stock could drop significantly if holders of these shares sell them or, if the market perceives they intend to sell them.

Our board of directors is authorized to issue shares of preferred stock that could have rights superior to our outstanding shares of common stock, and, if issued, could adversely impact the value of our common stock.

     Our amended and restated articles of incorporation permit our board of directors, in its sole discretion, to issue up to 1,000,000 shares of authorized but unissued preferred stock. These shares may be issued by our board of directors, without further action by our shareholders, and may include any of the following rights, among others, which may be superior to the rights of our outstanding common stock:

•	voting rights, including the right to vote as a class on particular matters;

•	preferences as to dividend and liquidation rights;

•	conversion rights;

•	anti-dilution protections; and

•	redemption rights.

     Since our board of directors has the authority to determine, from time to time, the terms of our authorized preferred stock, there is no limit on the amount of common stock that could be issuable upon conversion of any future series of preferred stock that they may issue. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued in the future. In addition, the market price of our common stock may be adversely affected by the issuance of any series of preferred stock with voting or other rights superior to those of our common stock. The issuance of any series of preferred stock could also have the effect of making it more difficult for a third party to acquire a majority of our outstanding common stock.

Our shareholder rights plan may make it more difficult for others to obtain control of us, even if it would be beneficial to our shareholders.

     Pursuant to the terms of our shareholder rights plan, we have distributed a dividend of one right for each outstanding share of common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. The practical effect of these provisions is to require a party seeking control of us to negotiate with our board of directors, which could delay or prevent a change in control. These provisions could discourage a future takeover attempt which individual shareholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current prices.

Our stock price has been volatile, which may make it more difficult to realize gain on your investment in our stock.

     The price of our common stock fluctuates significantly. The trading price of our common stock could be subject to wide fluctuations in response to:

•	future announcements concerning our company, our competitors or our principal customers, such as quarterly operating results, changes in earnings estimates by analysts, technological innovations, new product introductions, governmental regulations or litigation;

•	the liquidity within the market of our common stock;

•	sales by our officers, directors and other insiders;

•	investor perceptions concerning the prospects of our business;

•	market conditions and investor sentiment affecting market prices of equity securities of high technology companies in the microelectronic or display industries;

•	general economic, political and market conditions, such as recessions or international currency fluctuations; and

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The words “believe,” “expect,” “anticipate” and other similar statements of expectations identify forward-looking statements, and include statements relating to our expectations for the future demand of our products, including anti-tamper products and our ability to increase sales of integrated systems; the expected strength and trends of the industries that we serve, including military markets and the economic and political environment relating to them and increasing levels of outsourcing; expected levels of sales, operating expenses and gross margins; our expectations regarding future shipments of backlog; our expectations regarding the use of proceeds from the offering; expectations regarding our ability to satisfy future cash requirements and the adequacy of our reserves; the impact that the recent acquisition of IDS will have on us; our intention to review acquisitions of additional businesses; our relationships with vendors; and our dependence on significant customers. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include reductions in military spending or changes in the acquisition requirements for military products; the ability to integrate the people, operations, and products from acquired businesses; the loss of a principal customer; the failure of customers to accept new product offerings; and any downturn in the industries that we serve. Forward-looking statements involve risks and uncertainties. For a more detailed discussion of factors that could cause actual results to differ, please see the discussion under “Risk Factors” contained in this prospectus and the other information contained in our publicly available SEC filings, incorporated by reference into this prospectus.

     In this prospectus, we rely on and refer to information and statistics regarding the markets for various products. We obtained this information and these statements from various third party sources, discussions with our customers, and our own internal estimates. We believe that the information and estimates from third party sources and discussions with our customers are reliable, but we have not independently verified them and we cannot guarantee that they are accurate.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. The selling shareholders will retain all such proceeds.

SELLING SHAREHOLDERS

     The table below lists the selling shareholders and other information regarding the beneficial ownership of our common stock by each of the selling shareholders. None of the selling shareholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock or as a result of their employment with us as of the date of the closing of the acquisitions of IDS. No estimate can be given as to the amount of our common stock that will be held by the selling shareholders after completion of this offering because, during the offering, the selling shareholders may offer all, some or none of our common stock owned by them. The shares offered by the prospectus may be offered from time to time by the selling shareholders named below.

     The information provided in the table below has been obtained from the selling shareholders. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

				Beneficial
			Shares Offered	Ownership
	Shares Owned Before the		Pursuant to this	After the
	Offering(1)		Prospectus	Offering(2)
Selling Shareholders	Number	Percent
Mahasen Samaravijaya(3)	466,003	1.9%	466,003	0
Edith Arrowsmith	98,673	*	98,673	0
John C. Shaw	52,632	*	52,632	0
David T. Johnson Profit Sharing Plan & Retirement Trust	48,362	*	48,362	0
Joe R. Atchison	20,063	*	20,063	0
James Atchison	18,661	*	18,661	0
Wayne Parkinson	18,661	*	18,661	0
Catherine & Glenn Lhost	11,333	*	11,333	0
Barry Ebert	5,604	*	5,604	0
Ron D. Huston	4,516	*	4,516	0
A.F. Schaffer	1,211	*	1,211	0
Jeannie Stearns	605	*	605	0
Cynthia Avery	121	*	121	0

*	Represents beneficial ownership of less than one percent.

(1)	This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of common stock.

(2)	Assumes all offered shares are sold.

(3)	Includes 168,850 shares issuable pursuant to a warrant, assumed in connection with the acquisition of Interface Data Systems, Inc., that has not been exercised.

     We are registering the shares for resale by the selling shareholders in accordance with registration rights granted or offered to the selling shareholders. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel, but the selling shareholders will pay any selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling shareholders, and certain affiliated parties against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The selling shareholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including certain liabilities under the Securities Act.

PLAN OF DISTRIBUTION

     The selling shareholders (or, subject to applicable law, their pledgees, donees, distributees, transferees, or other successors in interest selling shares received from a named selling shareholder as a gift or other non-sale-related transfer after the date of this prospectus) may sell shares from time to time in public transactions, on or off the Nasdaq National Market, or in private transactions, at prevailing market prices or at privately negotiated prices, including, but not limited to, one or any combination of the following types of transactions:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades or otherwise on the Nasdaq National Market;

•	purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	in privately negotiated transactions.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling shareholders also may sell shares short and deliver the shares to close out such short positions. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling shareholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus. The selling shareholders may also transfer the shares by gift.

     Brokers, dealers, or agents may receive compensation in the form of commissions, discounts, or concessions from selling shareholders in amounts to be negotiated in connection with the sale. The selling shareholders and any participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting compensation.

     Information as to whether any underwriter that the selling shareholders may select, or any other broker-dealer, is acting as principal or agent for the selling shareholders, the compensation to be received by any underwriter that the selling shareholders may select or by any broker-dealer acting as principal or agent for the selling shareholders, and the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

     We have advised the selling shareholders that during such time as they may be engaged in a distribution of the shares they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling shareholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

     We will not receive any of the proceeds from the selling shareholders’ sale of their shares.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Snell & Wilmer L.L.P., Phoenix, Arizona.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 27, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     Government Filings: We file annual, quarterly, and special reports and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the registration statement or any reports, statements, or other information in the files at the following public reference facilities of the SEC:

Washington, D.C.	Chicago, Illinois
450 Fifth Street, N.W.	500 West Madison Street
Room 1024	Suite 1400
Washington, D.C. 20549	Chicago, IL 60661-2511

     You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

     Registration Statement: We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus. Accordingly, any statements made in this prospectus as to the contents of any contract, agreement, or other document are not necessarily complete. With respect to each such contract, agreement, or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

     Stock Market: Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Information Incorporated by Reference: The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed the following documents with the SEC and they are incorporated by reference into this prospectus:

•	our Proxy Statement for our Annual Meeting of Shareholders held on March 3, 2004;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended January 3, 2004;

•	our Annual Report on Form 10-K for the fiscal year ended September 27, 2003;

•	our Current Report on Form 8-K/A, dated April 7, 2003;

•	our registration of our common stock pursuant to Section 12(g) of the Securities and Exchange Act of 1934, on Form 8-A filed June 7, 2000;

•	our registration of our common stock purchase rights pursuant to Section 12(b) of the Securities and Exchange Act of 1934, on Form 8-A filed May 21, 1998; and

•	all other documents subsequently filed by White Electronic Designs Corporation pursuant to Sections 12, 13(a), 13(c), 14 and 15(d) of the Exchange Act.

Please note that all other documents and reports filed under Sections 13(a), 13(c), and 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

     You may request free copies of these filings by writing or telephoning us at the following address:

White Electronic Designs Corporation
3601 E. University Drive
Phoenix, Arizona 85034
Attention: Chief Accounting Officer
(602) 437-1520

WHITE ELECTRONIC DESIGNS CORPORATION

PROSPECTUS

April 22, 2004

We have not authorized any dealer, sales representative, or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any common stock in any jurisdiction where it would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder implies, under any circumstances, that the information presented is correct after the date of this prospectus.